Filer: Kellwood Company
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                          Rule 14a-12(b) and Rule 14d-2(b) under
                                                 Securities Exchange Act of 1934
                                     Subject Company: Gerber Childrenswear, Inc.
                                                      Commission File No. 1-5256
                                                             Date: June 19, 2002

         On June 18, 2002, Kellwood Company issued the following press release:

                                     [LOGO]

                                    KELLWOOD

                             N E W S  R E L E A S E

                         KELLWOOD COMPANY (NYSE:KWD) AND
                      GERBER CHILDRENSWEAR, INC. (NYSE:GCW)
                 ANNOUNCE EXCHANGE RATIO FOR GERBER COMMON STOCK

ST. LOUIS, MO, June 18, 2002 - Kellwood Company (NYSE:KWD) and Gerber Childrenswear, Inc. (NYSE:GCW) today announced the exchange ratio, or the number of shares of Kellwood common stock to be exchanged for each share of Gerber common stock tendered by Gerber stockholders, and the corresponding cash consideration to be paid to tendering Gerber stockholders. In accordance with the terms of the previously executed merger agreement, Gerber stockholders will receive 0.11823 shares of Kellwood common stock and $3.42 for each share of Gerber common stock validly tendered and not withdrawn.

         If shares representing ninety percent or more of Gerber common stock outstanding are accepted for payment by Kellwood, Kellwood plans to effect the merger between Gerber and a wholly-owned subsidiary of Kellwood without a vote of Gerber's stockholders as promptly as practicable thereafter, pursuant to the previously executed merger agreement with Gerber. The exchange offer period is scheduled to expire at 12:00 midnight Eastern time on Friday, June 21, 2002. If Kellwood commences a subsequent offering period or extends the initial offering period, it will issue a press release to that effect before 9 a.m. Eastern time, on Monday, June 24, 2002.

         The exchange offer is subject to certain conditions, as more fully described in the merger agreement and the offer to purchase, including, without limitation, that the registration statement relating to the exchange offer becomes effective with the Securities and Exchange Commission.

         Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

         Celebrating 40 years of value, fashion and diversity, Kellwood is a $2.1 billion marketer of apparel and consumer soft goods. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Kellwood brands include Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Democracy(R), David Meister(TM), Dorby(TM), My Michelle(R), Vintage Blue(TM), EMME(R), Bill Burns(R), David Brooks(R), Kelty(R), and Sierra Designs(R). EMME(R) and Bill Burns(R) are produced under licensing agreements. For more information about Kellwood, visit Kellwood's website at www.kellwood.com.

                                     [LOGO]

                                    KELLWOOD

                                     -More-

Add One

Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber(R), as well as the Baby Looney Tunes(TM), Curity(R), and Little Suzy's Zoo(R) licensed brand names and the Onesies(R) trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Its hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sports Socks Company (Ireland) Limited, manufacture, market and sell branded sport socks for men, women, and children under licensed brand names such as Wilson(R), Coca-Cola(R) and Converse(R). For more information about the products of Gerber Childrenswear, visit Gerber Childrenswear's website at www.gerberchildrenswear.com.

          This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber. Gerber stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Kellwood has filed exchange offer materials with the Securities and Exchange Commission and Gerber has filed a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of Gerber at no expense to them by contacting the information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, at 1-888-750-5834. The exchange offer materials (including the Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

                                       ###

FINANCIAL CONTACT: Roger D. Joseph, VP Treasurer & IR, Kellwood Company, 314.576.3437, Fax 314.576.3325 or roger_joseph@kellwood.com. W. Lee Capps III, Senior Vice President Finance & CFO, Kellwood Company, 314.576.3486, Fax
314.576.3439 or wlc@kellwood.com. Corporate Office: 600 Kellwood Parkway, Chesterfield, Missouri 63017.

MEDIA CONTACT: Donna Weaver, VP Corporate Communications, Kellwood Company, 212.575.7467, Fax 212.575.5339 or donna.weaver@kellwood.com. Executive Office:
120 West 45th Street, 27th Floor, New York, New York, 10036.